U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number 000-23561

Form 10-QSB

For Period Ending: November 30, 2008

PART I: REGISTRANT INFORMATION

Full Name of Registrant:  Mexoro Minerals Ltd.

Address of Principal Executive Office: C. General Retana

#706 Col. San Felipe

Chihuahua, Chih. Mexico

C.P. 31203

 PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-QSB will be filed within the next several days.

 PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-QSB for the period ended November 30, 2008, due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Barry Quiroz, President and Principal Executive Officer, +52 (614) 426 5505

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mexoro Minerals Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

MEXORO MINERALS LTD.

Dated: January 14, 2008	By:	/s/ Barry Quiroz
Barry Quiroz
President, Principal Executive Officer